

Mail Stop 3720

November 25, 2008

Robert S. Silberman, Chief Executive Officer
Strayer Education, Inc.
1100 Wilson Boulevard, Suite 2500
Arlington, VA 22209
Facsimile: (703) 527-6811

> **Re: Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 000-21039**

Dear Mr. Silberman:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement Incorporated By Reference into Part III</u>

<u>Compensation Discussion and Analysis, page 11 of Proxy Statement</u>

<u>Identification and Analysis of 2007 Compensation Programs, page 13 of Proxy Statement</u>

1.   We note that you did not disclose the corporate financial targets set by your Board in connection with the annual bonus plan because they are confidential. If you believe that disclosure of corporate financial targets for completed fiscal years is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please

provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   In future filings, please provide a more detailed discussion of how actual bonus awards and equity awards for each named executive officer were determined for your most recently completed fiscal year. Please compare actual performance during the year against the relevant targets. Also discuss the significance of individual assessments and any other qualitative factors. Tabular disclosure may be helpful. If there are material differences in bonus or equity awards to different named executive officers, your disclosure should explain why.

<u>Potential Payments upon Termination or Change in Control, page 20 of Proxy Statement</u>

3.   In future filings, please quantify the value of the three years of medical benefits and potential gross-up payment to Mr. Silberman. Refer to Regulation S-K Item 402(j), Instructions 1 and 2. If you disagree that you are required to provide this disclosure, please explain to us the reasons why.

4.   We note that you cross-reference your Outstanding Equity Awards tables for disclosure of the value that would be realized upon vesting due to a change in control. In future filings, please provide footnote disclosure to the tables so that the value that would have been realized assuming a change in control at year-end is clearly disclosed. Also, define "change in control" for these purposes.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Advisor, at (202) 551-3576, or Paul Fischer, Attorney-Adviser, at (202) 551-415, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director